ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF
SILVER STANDARD RESOURCES INC. (THE “COMPANY”)
Held on May 9, 2014
REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

Shares represented at the meeting:	51,126,532
Total outstanding Shares as at Record Date:	80,754,434

MATTERS VOTED UPON	VOTING RESULTS
1. Set the Number of Directors	Votes in Favour	Votes Against
To set the number of directors at seven.	50,358,630 (99.32%)	347,033 (0.68%)
The number of directors was set at seven.
2. Election of Directors	Votes in Favour	Votes Withheld
The election of the following nominees as directors of the Company for the ensuing year or until their successors are appointed:
A.E. Michael Anglin	31,287,772 (98.92%)	340,939 (1.08%)
Richard C. Campbell, MBE	31,277,026 (98.89%)	351,635 (1.11%)
Gustavo Herrero	31,242,204 (98.78%)	386,507 (1.22%)
Richard D. Paterson	31,299,223 (98.96%)	329,488 (1.04%)
Steven Reid	31,255,242 (98.82%)	373,469 (1.18%)
John Smith	31,409,419 (99.31%)	219,292 (0.69%)
Peter W. Tomsett	31,310,478 (98.99%)	318,233 (1.01%)
Each of the seven nominees proposed by management was elected as a director of the Company.
3. Appointment of Auditors	Votes in Favour	Votes Withheld
The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and the authorisation of the directors to set their remuneration.	50,527,688 (98.83%)	598,843 (1.17%)
PricewaterhouseCoopers LLP, Chartered Accountants, was re-appointed as the auditors of the Company and the directors were authorised to set their renumeration.
4. Confirmation and Approval of Advance Notice policy	Votes in Favour	Votes Against
The ratification, confirmation and approval of the Advance Notice Policy	31,247,395 (98.79%)	381,316 (1.21%)
The Advance Notice Policy was ratified, confirmed and approved
5. Approval of the Amended and Restated Stock Option Plan	Votes in Favour	Votes Against
The approval of the Amended and Restated Stock Option Plan	30,055,826 (95.03%)	1,572,886 (4.97%)
The Amended and Restated Stock Option Plan was approved

May 12, 2014
Vancouver, British Columbia